Exhibit 4.7

Unsecured Promissory Note

May 2, 2024	Principal Amount: $1,000,000

For value received on December 21, 2023, Innventure, LLC, a Delaware limited liability company (the “Borrower”), hereby promises to pay to the order of Michael Otworth, an individual residing in Florida (the “Lender”), the principal sum of one million dollars ($1,000,000), together with a Loan Fee (defined below), pursuant to the terms and conditions set forth in this note (this “Note”).

1.       Payment. On December 21, 2024 (the “Maturity Date”) the Borrower shall repay the outstanding principal amount of this Note and a loan fee equal to sixty-three thousand and one hundred dollars ($63,100) (such fee, the “Loan Fee”).

2.       Prepayment. The Company shall have the right at any time and from time to time to prepay this Note in whole without premium or penalty prior to the Maturity Date, provided that the Loan Fee must be paid in full upon prepayment of the Loan.

3.       Subordination. The payment of all amounts due under this Note shall be subordinate and subject in right of payment to the prior payment in full of all indebtedness of the Borrower, whether now existing or hereafter incurred, and any extensions, renewals, or replacements thereof, to the extent that such subordination is required under the applicable agreement, note, or other instrument providing for such indebtedness.

4.       Default. If the Borrower fails to pay any amount due under this Note on the Maturity Date (including the Loan Fee) (such unpaid amount, the “Default Amount”), such failure shall constitute an event of default under this Note (an “Event of Default”).

5.       Interest. Interest shall not accrue on the outstanding principal amount of this Note so long as there is no Event of Default. If an Event of Default occurs, interest shall accrue on the Default Amount at a rate of eight percent (8%) per annum from the date that the Event of Default occurs through the date that the Default Amount and any unpaid interest thereon is paid in full. Such interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

6.       Remedies. No delay or omission on part of the Lender in exercising any right hereunder shall operate as a waiver of any such right or of any other right of the Lender, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

7.       Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.       Amendment; Waiver. This Note may only be amended by a written instrument signed by both parties. No waiver of any provision of this Note shall be effective unless it is in writing and signed by the party waiving such provision. No waiver of any provision of this Note shall be construed as a waiver of any other provision or of the same provision on another occasion.

9.       Assignment. This Note shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns provided that the Borrower may not assign this Note without the prior written consent of the Lender.

10.     Entire Agreement. This Note constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter.

IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first above written.

INNVENTURE, LLC

By:

Name:

Title:

Acknowledged and agreed:

Michael Otworth